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Washington, D.C. 20549

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3/18/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 1 3 2002

SEC FILE NUMBER
8- 51322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2001__ AND ENDING __12/31/2001__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alaska Capital Management Corp
dba Aurora Securities

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 A Street, Suite 302
(No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

Anchorage   AK   99501
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cathie Straub   907-272-6622
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanson, Douglas E.
(Name — if individual, state last, first, middle name)

3100 Spenard Rd, Ste 6, Anchorage, AK   99503
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Catherine M Straub_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Alaska Capital Management Corp dba Aurora Securities_ , as of _December 31_ , ~~19~~ _2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Catherine M Straub
Signature

Financial Operations Manager
Title

Norma J. Huseman
Notary Public

My Commission Expires July 29, 2005

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the N/A Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- N/A solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Financial Statements

Year Ended December 31, 2001

DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

We have audited the accompanying statement of financial condition of Alaska Capital Management Corporation, dba Aurora Securities as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, dba Aurora Securities at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 7, 2002

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Financial Condition

December 31, 2001

ASSETS

Current Assets:
Cash	$ 18,348
Accounts receivable	864
Prepaid expenses	1,296
Total current assets	20,508

Organizational costs, net of amortization of of $6,376	5,217
Total assets	$ 25,725

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Income taxes payable	$ 273
Total current liabilities	273

Stockholders' equity:
Common stock, par value $1 per share, authorized 1,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid in capital	23,000
Retained earnings	1,452
Total stockholders' equity	25,452
Total stockholders' equity and liabilities	$ 25,725

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Operations and Changes in Retained Earnings

For the Year Ended December 31, 2001

Revenue:	
Commission income	$ 61,618
Interest income	53
Total revenue	61,671
Expenses:	
Commissions (note 2)	51,878
Regulatory fees and licenses	1,467
Amortization of organizational costs	2,319
Legal and accounting	2,306
Insurance	693
Office expenses	378
Advertising	44
Other	125
Total expenses	59,210
Net income before taxes	2,461
Provision for income taxes:	
Income taxes	273
Net income	2,188
Accumulated deficit, beginning of year	(736)
Retained earnings, end of year	$ 1,452

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Paid-in Capital	Accumulated Deficit
Balance at December 31, 2000	$ 1,000	23,000	(736)
Net income for 2001	-	-	2,188
Balance at December 31, 2001	$ 1,000	23,000	1,452

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows from Operating Activities:

Net income	$ 2,188
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization	2,319
Decrease in accounts receivable	1,577
Increase in prepaid expenses	(316)
Increase in taxes	273
Net cash provided by operating activites	6,041
Cash at beginning of year	12,307
Cash at end of year	$ 18,348

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

    Alaska Capital Management Corporation, dba Aurora Securities
    (Company) is a registered securities broker dealer. The
    Company was incorporated in Alaska on April 26, 1989. Aurora
    Securities completed its first full year of operations in
    1999. The Company was formed to offer a broad range of in-
    vestment management services for the investing public within
    and without Alaska.

    Basis of Accounting
    The accompanying financial statements are prepared on an
    accrual basis of accounting.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with a
    maturity of three months or less when purchased to be cash
    equivalents.

    Revenue Recognition
    Income is recognized as revenue when all significant services
    have been rendered.

    Use of Estimates
    The preparation of financial statements in conformity with
    generally accepted accounting principles requires management
    to make estimates and assumptions that affect certain report-
    ed amounts and disclosures. Accordingly, actual results could
    differ from those estimates.

    Income Taxes
    The Company utilizes the asset and liability method of ac-
    counting for income taxes, as set forth in Statement of
    Financial Accounting Standards No. 109 (FAS 109), "Accounting
    for Income Taxes". This method requires the recognition of
    deferred tax assets and liabilities for the expected future
    consequences of events that have been recognized in the
    Company's financial statements or income tax returns.
    Deferred income taxes arise primarily from the recognition of
    income and expense on the cash basis for tax purposes.

    Amortization of Organizational Costs
    Organizational costs are amortized on the straight-line basis
    over a period of five years.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

2. Related Party Transactions
The Company paid $51,878 in commissions to the major share-
holder in exchange for services rendered.

3. Income Taxes
The actual income tax expense is lower than expected because
the Company utilized a net operating loss carryforward of
$736 in 2001.

Expected tax	$ 369
State tax, net of federal tax benefit	14
Net operating loss	(110)
Income tax expense	$ 273

The components of the provision for income taxes are as
follows:

	Current	Deferred	Total
Federal taxes	$ 128	128	256
State taxes	8	9	17
Total	$ 136	137	273

SCHEDULE I

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2001

The Company had no liabilities which were subordinated to claims
of general creditors as of December 31, 2001, and for the year
then ended.

SCHEDULE OF NET CAPITAL

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

BROKER OR DEALER		As of 12/31/2001
1. Total ownership equity from Statement of Financial Condition		$ 25,452
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 25,452
4. Add:		
A. Liabilities subordinated to claim of general creditors allowable in computation of Net Capital		-
B. Other (deductions) or Allowable credits (List)		-
5. Total capital and allowable subordinated liabilities		$ 25,452
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	6,513	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities proprietary capital charges	-	
D. Other deductions and/or charges	-	(6,513)
7. Other additions and/or allowable credits (List)		-
8. Net capital before haircuts on security positions		$ 18,939
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractible securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue concentrations	-	
E. Other (List)	-	-
10. Net Capital		$ 18,939

The difference between the above computation of Net Capital and the Company's computation included in Part IIA of the Form x-17a-5(a) as of December 31, 2001 is the result of the accrual of $273 in income taxes payable.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2001

There are no amounts as of December 31, 2001 to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive privisions of rule 15c3-3 under paragraph (k)(1), and thus is exempt from the provisions of rule 15c3-3.

SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2001

This schedule is not applicable as of December 31, 2001, since the Company did not hold funds or securities for the account of its customers.

DOUGLAS E. HANSON
Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

In planning and performing our audit of the financial statements
of Aurora Securities (the Company) for the year ended December
31, 2001, we considered its internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), we have made a study of the practices
and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered
relevant to the objectives stated in rule 17a-5(g), in the fol-
lowing:

1. Making the periodic computations of aggregate indebtedness
   (or aggregate debits) and net capital under rule 17a-3(11)
   and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verif-
   ications and comparisons, and the recordation of differences
   required by rule 17a-13

3. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation T
   of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of
   all fully paid and excess margin securities of customers as
   required by rule 15c-3-3.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required
to assess the expected benefits and related costs of controls,
and of the practices and procedures referred to in the preceding
paragraph, and to assess whether those practices and procedures
can be expected to achieve the SEC's abovementioned objectives.
Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable but not
absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance
with management's authorization and recorded properly to permit

the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness - is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

February 7, 2002

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Report on Internal Control Required
by SEC Rule 17a-5

February 7, 2002